UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________________

FORM 18-K/A

 ________________________

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

 ________________________

Date of end of last fiscal year: March 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Ambassador of the Republic of South Africa

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

Melissa Butler, Esq.

White & Case LLP

5 Old Broad Street

London EC2N 1DW

United Kingdom

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on April 20, 2022.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Wanga Cibi
Attorney-in-fact for Enoch Godongwana Minister of Finance Republic of South Africa

EXPLANATORY NOTE

The purpose of this amendment to the annual report on Form 18-K (the "Annual Report") of the Republic of South Africa (the "Republic") for the fiscal year ended March 31, 2021 is to file with the Securities and Exchange Commission the following exhibits relating to the global bond offering of US$1,400,000,000 aggregate principal amount of the Republic’s 5.875% Notes due 2032 and of US$1,600,000,000 aggregate principal amount of the Republic’s 7.300% Notes due 2052.

This amendment to the Annual Report comprises the following exhibits:

Exhibit 1 –    Conformed copy of the Pricing Agreement, dated April 11, 2022, among the Republic of South Africa, Absa Bank Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, Nedbank Limited and Rand Merchant Bank

Exhibit 4.1 – Form 5.875% Notes due 2032

Exhibit 4.2 – Form 7.300% Notes due 2052

Exhibit 5.1 – Opinion of Ayesha Johaar, the Acting Chief State Law Adviser of the Republic of South Africa

Exhibit 5.2 – Opinion and consent of White & Case LLP

Exhibit 24 – Power of Attorney, dated February 1, 2022*

Exhibit 99.1 Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

*       Incorporated by reference from the Form 18-K filed on March 2, 2022, file number 033-85866

EXHIBIT INDEX

Exhibit	Description

1	Conformed copy of the Pricing Agreement, dated April 11, 2022, among the Republic of South Africa, Absa Bank Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, Nedbank Limited and Rand Merchant Bank

4.1	Form 5.875% Notes due 2032

4.2	Form 7.300% Notes due 2052

5.1	Opinion of Ayesha Johaar, the Acting Chief State Law Adviser of the Republic of South Africa

5.2	Opinion and consent of White & Case LLP

24	Power of Attorney, dated February 1, 2022*

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

*       Incorporated by reference from the Form 18-K filed on March 2, 2022, file number 033-85866